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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Standard Minerals Inc.
(Registrant)
Date: October 13, 2009
By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

Royal Standard Minerals Inc.

(Continued under the Canada Business Corporations Act) (An Exploration Stage Company)

(Expressed in United States Dollars) Interim Consolidated Financial Statements (Unaudited)

Three and Six Months Ended July 31, 2009

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Royal Standard Minerals Inc. (An exploration stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting policies have been set out in the January 31, 2009 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Royal Standard Minerals Inc.(An Exploration Stage Company) (Expressed in United States Dollars) Interim Consolidated Balance Sheets (Unaudited)
July 31, 2009		January 31, 2009
Assets Current Cash and cash equivalents Marketable securities (Note 5) Sundry receivables and prepaidsDue from related parties (Note 11)	$980,689 90,000 21,317 139,674	$1,701,148 200,000 30,064 116,886
	1,231,680	2,048,098
Reclamation bond Mineral properties (Note 6)Equipment, net (Note 7)	532,340 19,400,978 911,389	391,434 19,007,396 1,059,744
	$22,076,387	$22,506,672
Liabilities Current Accounts payable and accrued liabilities	$165,730	$190,288
Asset retirement obligation	165,730 232,010	190,288 232,010
	397,740	422,298
Shareholders' Equity Share capital (Note 8(b)) Shares to be cancelled Contributed surplus Deficit Accumulated other comprehensive income	28,053,264 - 9,914,930 (16,293,423) 3,876	28,095,521 (42,257) 9,765,395 (15,848,161) 113,876
	21,678,647	22,084,374
	$22,076,387	$22,506,672

Going Concern (Note 1) Subsequent Events (Note 14)

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Mineral Properties
(Unaudited)
Three Months Three Months Six Months Six Months Cumulative
Ended Ended Ended Ended from date of
July 31, July 31, July 31, July 31, inception
2009 2008 2009 2008 of project
Gold Wedge Project
Opening balance $ 15,436,166 $ 13,032,073 $ 15,177,300 $ 11,866,061 $ -
Property acquisition costs 25,413 13,255 90,444 70,825 812,091
Travel 5,564 39,427 14,593 40,888 339,956
Mine development costs 9,690 4,448 9,690 84,015 1,045,807
Drilling (202) 64,356 (202) 114,356 948,793
General exploration ----133,353
Professional fees ----72,636
Consulting, wages and salaries 105,492 263,167 175,176 621,332 4,874,339
Office and general 50,014 113,380 64,106 254,591 1,620,300
Analysis and assays 4,660 9,226 4,660 22,205 152,287
Supplies, equipment and
transportation 3,878 377,781 31,972 718,139 3,664,570
Amortization 80,110 124,700 153,046 249,401 2,056,653
Net sale of exploration ore (330,015) - (330,015) -(330,015)
Activity during the period (45,396) 1,009,740 213,470 2,175,752 15,390,770
Closing balance $ 15,390,770 $ 14,041,813 $ 15,390,770 $ 14,041,813 $ 15,390,770
Pinon Project
Opening balance $ 1,944,363 $ 1,685,886 $ 1,931,122 $ 1,451,428 $ -
Property acquisition costs (5,176) 3,672 824 3,672 557,028
Travel (5,603) (857) -33,072 78,326
Drilling ----130,600
General exploration ----7,765
Professional fees 19,668 -19,668 -85,941
Office and general ----98,120
Geologist ----32,653
Consulting, wages and salaries (1,379) 91,325 259 255,369 659,336
Reclamation costs ----167,785
Analysis and assays ----74,042
Supplies, equipment and
transportation (3,544) 14,145 (3,544) 50,630 56,733
Activity during the period 3,966 108,285 17,207 342,743 1,948,329
Closing balance $ 1,948,329 $ 1,794,171 $ 1,948,329 $ 1,794,171 $ 1,948,329

Royal Standard Minerals Inc.

(An Exploration Stage Company) (Expressed in United States Dollars)

Interim Consolidated Statements of Mineral Properties (continued) (Unaudited)

Three Months Three Months Six Months Six Months Cumulative Ended Ended Ended Ended from date of July 31, July 31, July 31, July 31, inception 2009 2008 2009 2008 of project Railroad Project Opening balance $ 460,013 $ 331,446 $ 460,013 $ 331,446 $ -

Property acquisition costs ----460,013 Professional fees 10,455 -10,455 -10,455 Consulting, wages and salaries 14,447 -14,447 -14,447

Activity during the period 24,902 -24,902 -484,915

Closing balance $ 484,915 $ 331,446 $ 484,915 $ 331,446 $ 484,915

Fondaway Project Opening balance $ 302,279 $ 246,457 $ 302,279 $ 246,457 $ -

Property acquisition costs 35,739 35,000 35,739 35,000 318,742 Travel ----3,279 Drilling ----15,646 Analysis and assays ----351

Activity during the period 35,739 35,000 35,739 35,000 338,018

Closing balance $ 338,018 $ 281,457 $ 338,018 $ 281,457 $ 338,018

Kentucky Project Opening balance $ 1,176,619 $ -$ 1,136,682 $ -$ -

Property acquisition costs -250,000 300 250,000 418,300 General exploration -181,000 -181,000 -Travel 5,634 806 12,105 806 25,932 Reclamation costs 2,550 -2,550 -21,827 Professional fees 17,147 29,038 20,785 29,038 69,465 Consulting, wages and salaries 11,195 46,370 16,335 46,370 180,163 Office and general 5,801 30,850 25,007 30,850 85,662 Supplies, equipment and transportation 20,000 6,413 25,182 6,413 331,987 Rent -44,000 -44,000 93,260 Amortization ----12,350

Activity during the period 62,327 588,477 102,264 588,477 1,238,946 Closing balance $ 1,238,946 $ 588,477 $ 1,238,946 $ 588,477 $ 1,238,946 TOTAL $ 19,400,978 $ 17,037,364 $ 19,400,978 $ 17,037,364 $ 19,400,978

Royal Standard Minerals Inc.(An Exploration Stage Company) (Expressed in United States Dollars) Interim Consolidated Statements of Operations (Unaudited) Restated Restated (Note 2) (Note 2) Three Months Three Months Six Months Six Months Cumulative Ended Ended Ended Ended from date of July 31, July 31, July 31, July 31, inception 2009 2008 2009 2008 June 26, 1996
Expenses General and administrative (Note 12) $ 104,327 $ 251,640 $ 151,148 $ 437,719 $ 3,979,699 Consulting, wages and salaries (Note 11) 78,433 1,710 160,247 2,456 2,481,110 Stock-based compensation 149,535 - 149,535 -5,772,366 General exploration ----211,835 Amortization 318 448 608 897 15,686 332,613 253,798 461,538 441,072 12,460,696 Loss before the following items (332,613) (253,798) (461,538) (441,072) (12,460,696) Interest income 2,296 31,923 5,329 81,237 860,362 Write down of advances to related company ----(75,506) Write-off of exploration properties ----(3,944,324) Gain on disposal of marketable securities ----47,988 Write down of marketable securities ----(407,105) Loss on sale in exploration property ----(474,187) Foreign exchange gain (loss) 15,648 (29,906) 10,947 (45,102) 900,785 Net loss for the period $ (314,669) $ (251,781) $ (445,262) $ (404,937) $(15,552,683)
Basic and diluted loss per share (Note 10) $ (0.00) $ (0.00) $ (0.01) $ (0.00)

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Deficit
(Unaudited)
Restated Restated
(Note 2) (Note 2)
Three Months Three Months Six Months Six Months Cumulative
Ended Ended Ended Ended from date of
July 31, July 31, July 31, July 31, inception
2009 2008 2009 2008 June 26, 1996
Deficit, beginning of period $(15,978,754) $(15,128,336) $(15,848,161) $(16,070,582) $ (740,740)
Adjustment (Note 2) ---1,095,402 -
Net loss for the period (314,669) (251,781) (445,262) (404,937) (15,552,683)
Deficit, end of period $(16,293,423) $(15,380,117) $(16,293,423) $(15,380,117) $(16,293,423)

Royal Standard Minerals Inc.(An Exploration Stage Company) (Expressed in United States Dollars) Interim Consolidated Statements of Comprehensive Loss (Unaudited) Restated Restated (Note 2) (Note 2) Three Months Three Months Six Months Six Months Cumulative Ended Ended Ended Ended from date of July 31, July 31, July 31, July 31, inception 2009 2008 2009 2008 June 26, 1996
Net loss for the period $ (314,669) $ (251,781) $ (445,262) $ (404,937) $(15,552,683) Other comprehensive gain (loss) Net decrease (increase) in unrealized losses on available- for-sale marketable securities 50,000 (1,584) (110,000) 71,810 (28,720) Comprehensive loss $ (264,669) $ (253,365) $ (555,262) $ (333,127) $(15,581,403)

Royal Standard Minerals Inc.
(An Exploration Stage Company)
(Expressed in United States Dollars)
Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)
			Accumulated
Shares			Other Total
Share to be	Contributed		Comprehensive Shareholders'
Capital Cancelled Warrants	Surplus	Deficit	Income Equity
Balance, January 31, 2008 $ 28,354,608 $ (42,257) $ 2,814,999	$6,950,396	$(16,070,582)	$ 62,066 $ 22,069,230
Shares issued on stock options
cancelled (259,087) --	-	-	-(259,087)
Value of warrants expired --(2,814,999)	2,814,999	-	--
Net increase in unrealized gains on
available-for-sale marketable
securities ---	-	-	51,810 51,810
Adjustment (Note 2) ---	-	1,095,402	-1,095,402
Net loss for the year ---	-	(872,981)	-(872,981)

Balance, January 31, 2009 28,095,521 (42,257) -9,765,395 (15,848,161) 113,876 22,084,374 Cancellation of shares held in escrow (42,257) 42,257 -----Value of stock options granted ---149,535 --149,535 Net increase in unrealized losses available-for-sale marketable

securities -----(110,000) (110,000) Net loss for the period ----(445,262) -(445,262)

Balance, July 31, 2009 $ 28,053,264 $ -$ -$ 9,914,930 $(16,293,423) $ 3,876 $ 21,678,647

The accompanying notes are an integral part of these unaudited interim consolidated financial statements. - 8

Royal Standard Minerals Inc.(An Exploration Stage Company) (Expressed in United States Dollars) Interim Consolidated Statements of Cash Flows
(Unaudited)
Restated			Restated
(Note 2) Three Months Three Months			Six Months	(Note 2) Six Months	Cumulative
Ended		Ended	Ended	Ended	from date of
July 31, 2009		July 31, 2008	July 31, 2009	July 31, 2008	inception June 26, 1996
Operating activities Net loss Operating items not involving cash: Amortization Stock-based compensationWrite-off of bad debtWrite-off of exploration propertiesConsulting services provided as payment for stock options Loss on sale of exploration propertiesGain on disposal of marketable securitiesWrite down of advances to related	$(314,669) $ 318 149,535 -----	(251,781) 448------	$(445,262) $ 608 149,535 -----	(404,937) 897 ------	$(15,552,683) 15,6865,772,366 20,950 3,944,324 117,678 474,187 (47,988)
companyWrite down of marketable	-	-	-	-	75,506
securitiesChanges in non-cash working capital: Sundry receivables and prepaidsAccounts payable and accrued liabilities	-55,430 (58,026)	-(24,177) 69,147	-8,747 (24,558)	-44,879 66,454	407,105 (90,111) 165,730
Cash used in operating activities	(167,412)	(206,363)	(310,930)	(292,707)	(4,697,250)
Financing activities Issue of common shares, net of issue costPurchase of shares to be cancelled(Due to) due from related parties	-- (21,754)	--7,492	-- (22,788)	--9,010	32,282,817 (42,257) (474,268)
Cash (used in) provided by financing activities	(21,754)	7,492	(22,788)	9,010	31,766,292

Royal Standard Minerals Inc.(An Exploration Stage Company) (Expressed in United States Dollars) Interim Consolidated Statements of Cash Flows (continued) (Unaudited)
Restated (Note 2) Three Months Three Months Ended EndedJuly 31, July 31, 2009 2008			Six Months Ended July 31, 2009	Restated (Note 2) Six Months Ended July 31, 2008		Cumulative from date of inception June 26, 1996
Investing activities Funds held in trust Sale of short-term investments Purchase of reclamation bondRedemption of reclamation bondAdditions to mineral properties Purchase of equipmentPurchase of marketable securities Proceeds on disposal of marketable securitiesProceeds on sale of mineral properties	$	-$ --98,592 (3,137) --- (1,427) (1,435,802) --------	$	-$ --97,760 (140,906) --- (240,535) (2,711,571) (5,300) -------		$ (20,950) -(660,189) 150,192 (22,205,956) (2,996,080) (1,057,976) 690,859 11,747
Cash used in investing activities	(4,564)	(1,337,210)		(386,741)	(2,613,811)	(26,088,353)
Change in cash and cash equivalents	(193,730)	(1,536,081)		(720,459)	(2,897,508)	980,689
Cash and cash equivalents, beginning of period	1,174,419	5,847,746		1,701,148	7,209,173	-
Cash and cash equivalents, end of period	$980,689 $	4,311,665		$980,689 $	4,311,665	$ 980,689
Supplemental cash information Amortization capitalized to mineral properties	$80,110 $	124,700		$153,046 $	249,401	$ 2,069,003

Royal Standard Minerals Inc.

(An Exploration Stage Company) (Expressed in United States Dollars)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2009 (Unaudited)

1. The Company and Operations

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of coal and precious metal properties in the United States. The Company has adopted the Accounting Guideline 11 – Enterprises in the Development Stage ("AcG11") as detailed by the Canadian Institute of Chartered Accountants ("CICA"). Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These unaudited interim consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Basis of Presentation and Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary of a fair presentation have been included. Operating results for three and six months ended July 31, 2009 may not necessary be indicative of the results that may be expected for the year ended January 31, 2010.

The consolidated balance sheet at January 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended January 31, 2009, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended January 31, 2009.

During the year ended January 31, 2009, the Company determined that foreign exchange gains and losses should be recorded in the statement of operation as the Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature. The effect of this restatement on the comparative figures on the net loss and the accumulated deficit for the three and six months ended July 31, 2008 is an increase of $29,906 and $45,102 respectively and a corresponding increase in accumulated other comprehensive income. The opening accumulated deficit for the period ended July 31, 2008 increased by $1,095,402 and a corresponding decrease in opening balance in accumulated other comprehensive loss.

Royal Standard Minerals Inc.

(An Exploration Stage Company) (Expressed in United States Dollars)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2009 (Unaudited)

2. Basis of Presentation and Accounting Policies (continued)

Goodwill and Intangible Assets

Effective February 1, 2009, the Company adopted CICA Section 3064 “Goodwill and Intangible Assets”, which replaced CICA Handbook sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs”, as well as EIC-27, “Revenues and Expenditures During the Preoperating Period”, and part of Accounting Guideline 11, “Enterprises in the development stage”. Under previous Canadian standards, a greater number of items were recognized as assets than are recognized under International Financial Reporting Standards (“IFRS”). The provisions relating to the definition and initial recognition of intangible assets reduce the differences with IFRS in the accounting for intangible assets. The objectives of CICA 3064 are: 1) to reinforce the principle-based approach to the recognition of assets; 2) to establish the criteria for asset recognition and; 3) to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the recognition criteria is eliminated. The new standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets. The portions in the new standard relating to goodwill remain unchanged.

The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at July 31, 2009.

Future accounting changes

(i)
IFRS In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the transition to IFRS on its consolidated financial statements.
(ii)
Business Combinations, Consolidated Financial Statements and Non-Controlling Interests The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Royal Standard Minerals Inc.

(An Exploration Stage Company) (Expressed in United States Dollars)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2009 (Unaudited)

2. Basis of Presentation and Accounting Policies (continued)

Future accounting changes (continued)

(ii) Business Combinations, Consolidated Financial Statements and Non-Controlling Interests (continued)

Sections 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - "Business Combinations". The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a noncontrolling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 - "Consolidated and Separate Financial Statements" and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

3. Capital Management

The Company considers its capital structure to consist of share capital and stock options. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of its mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration program and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

i) minimizing discretionary disbursements; ii) reducing or eliminating exploration expenditures which are of limited strategic value; iii) exploring alternate sources of liquidity.

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three and six months ended July 31, 2009. The Company is not subject to externally imposed capital requirements.

Royal Standard Minerals Inc.

(An Exploration Stage Company) (Expressed in United States Dollars)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2009 (Unaudited)

4. Property and Financial Risk Factors

(a) Property risk

The Company's significant mineral properties are outlined below:

Gold Wedge Project Pinon Project Railroad Project Fondaway Project Kentucky Project

(collectively called the "Properties")

Unless the Company acquires or develops additional significant resource properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

(b) Financial risk factors

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate, and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

(i) Credit risk Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash equivalents, sundry receivables and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash equivalents consist of money market deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be minimal.

Financial instruments included in sundry receivables and due from related parties consist of deposits held with service providers and amounts due from an officer of the Company and a company under common management. Sundry receivables and due from related parties are in good standing as of July 31, 2009. Management believes that the credit risk concentration with respect to financial instruments included in sundry receivables and due from related parties is minimal.

The Company's marketable securities are subject to fair value fluctuations. Management believes that the credit risk with respect to marketable securities is remote.

Royal Standard Minerals Inc.

(An Exploration Stage Company) (Expressed in United States Dollars)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2009 (Unaudited)

4. Property and Financial Risk Factors (continued)

(b) Financial risk factors (continued)

(ii) Liquidity risk The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2009, the Company had a cash and cash equivalents balance of $980,689 (January 31, 2009 - $1,701,148) to settle current liabilities of $165,730 (January 31, 2009 - $190,288). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

(iii) Market risk

Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy.

Foreign currency risk

The Company's functional and reporting currency is the US dollar and major purchases are translated in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures.

Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(c) Sensitivity analysis

As of July 31, 2009, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a six month period:

• Interest rate risk is remote as the interest rates on the Company's money market deposits are fixed.

Royal Standard Minerals Inc.

(An Exploration Stage Company) (Expressed in United States Dollars)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2009 (Unaudited)

4. Property and Financial Risk Factors (continued)

(c) Sensitivity analysis (continued)

  The Company's marketable securities are subject to fair value fluctuations. As at July 31, 2009, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the six months ended July 31, 2009 would have been approximately $9,000 higher/lower. Similarly, as at July 31, 2009, reported shareholders' equity would have been approximately $9,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
  Cash and cash equivalents, sundry receivables, due from related parties and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at July 31, 2009, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, would affect net loss and comprehensive loss by approximately $12,600.
  Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As of July 31, 2009, the Company is not a coal or precious metals producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5. Marketable Securities

Other
comprehensive July 31, January 31,
income 2009 2009
	Cost	adjustment Fair value (2) Fair value (3)
Sharpe Resources Corporation (1)	$ 86,125	$ 3,875 $ 90,000 $ 200,000
(1)
The Company owns 2,000,000 common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe is considered to be related to the Company because of common management;
(2)
Fair value determined by using the bid price of the Company's investments in Sharpe as at July 31, 2009; and
(3)
Fair value determined by using the bid price of the Company's investments in Sharpe as at January 31, 2009.

Royal Standard Minerals Inc.

(An Exploration Stage Company) (Expressed in United States Dollars)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2009 (Unaudited)

6. Mineral Properties

July 31, January 31, Name of Mineral Property 2009 2009

Gold Wedge project $ 15,390,770 $ 15,177,300 Pinon project 1,948,329 1,931,122 Railroad project 484,915 460,013 Fondaway project 338,018 302,279 Kentucky project 1,238,946 1,136,682

$ 19,400,978 $ 19,007,396

On a quarterly basis, management of the Company reviews exploration costs to ensure mineral properties include only costs and projects that are eligible for capitalization.

For description of the mineral properties, refer to Note 7 of the audited consolidated financial statements as at January 31, 2009. There has been no change to mineral properties from February 1, 2009 to July 31, 2009.

7. Equipment

July 31, January 31, 2009 2009

Cost Exploration equipment $ 2,977,466 $ 2,972,166 Office equipment 21,253 21,253

2,998,719 2,993,419

Accumulated amortization Exploration equipment 2,069,004 1,915,957 Office equipment 18,326 17,718

2,087,330 1,933,675

Net carrying value Exploration equipment 908,462 1,056,209 Office equipment 2,927 3,535

$ 911,389 $ 1,059,744

Royal Standard Minerals Inc.

(An Exploration Stage Company) (Expressed in United States Dollars)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2009 (Unaudited)

8. Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

(b)
Issued
(i)
During the period, the Company issued 7,904,691 options with an exercise price of $0.10 per common share, with an expiry date of June 26, 2014. The Company cancelled 5,842,500 options with exercise prices between CDN$0.29 and CDN$1.44 and with various expiry dates between April 13, 2010 and July 13, 2012. The Company determined that the new options are replacement options and as such, a modification of the cancelled options has occurred for accounting purposes. For modified options, the compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.
Common shares issuedBalance, January 31, 2009 Shares re-purchased cancelledBalance, July 31, 2009		Shares83,194,825 (91,000) 83,103,825	$ $	Amount 28,095,521 (42,257) 28,053,264
9.	Stock Options The following table reflects the continuity of stock options:
Number of Stock Options		Weighted Average Exercise Price
Balance, January 31, 2009 Expired/cancelled during period (i) Issued (i)	7,606,500 (7,606,500) 7,904,691	CDN$ CDN$ US$	0.81 0.81 0.10
Balance, July 31, 2009	7,904,691	US$	0.10

The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $149,535 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 2.53%; estimated life, 5 years and volatility, 187.73%.

Royal Standard Minerals Inc.

(An Exploration Stage Company) (Expressed in United States Dollars)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2009 (Unaudited)

9. Stock Options (continued)

The following table reflects the stock options outstanding and exercisable as at July 31, 2009:

Expiry Date	Exercise Price ($)	Options Outstanding	Fair Value	Weighted average remaining years
June 26, 2014	0.10	7,904,691	$ 149,535	4.91
10.	Basic and Diluted Loss per Share
The following table sets forth the computation of basic and diluted loss per share:
	Three Months Three Months Ended Ended July 31, July 31, 2009 2008	Six Months Ended July 31, 2009	Six Months Ended July 31, 2008
Numerator: Loss for the period	$(314,669)	$(251,781)	$(445,262)	$(404,937)
Denominator: Weighted average number of common shares outstanding for basic and diluted loss per share	83,174,053	84,079,825	83,184,238	84,079,825
Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.00)

The stock options and common share purchase warrants were not included in the computation of diluted loss per share on July 31, 2009 and 2008 as their inclusion would be anti-dilutive.

11. Related Party Transactions

July 31, January 31, 2009 2009

Due from related parties: Sharpe (i) $ 120,592 $ 100,307

(i) Sharpe is related to the Company because of common management. On September 9, 2008, the Company entered into an agreement with Sharpe for the repayment of certain advances totaling the principal amount of $124,521 (the "Advances") that have been loaned by the Company to Sharpe since January 1, 2005. To this end, Sharpe has executed a promissory note (the "Note") in favour of the Company that provides for the repayment of the Advances over a three-year period commencing on September 9, 2008. Pursuant to the Note, the outstanding amount of the Advances will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the Advances together with all interest on such amount has been repaid in full.

Royal Standard Minerals Inc.

(An Exploration Stage Company) (Expressed in United States Dollars)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2009 (Unaudited)

11. Related Party Transactions (continued)

(ii) Consulting, wages and salaries for the three and six months period ended July 31, 2009 include a salary of $33,650 and $91,336 respectively (three and six months ended July 31, 2008 - $57,692 and $124,998) paid to the President of the Company.

(iii) Consulting, wages and salaries for the three and six months period ended July 31, 2009 include salary of $11,480 and $23,742 respectively (three and six months ended July 31, 2008 - $16,712 and $41,124) paid to an employee who is also a family member of the President and Director of the Company.

(iv)
Compensation of $9,100 and $14,726 for the three and six months period ended July 31, 2009 was paid to the CFO of the Company.
(v)
Compensation of $6,924 and $23,080 was paid to the former CFO of the Company for the three and six months ended July 31, 2008 by the Company.
(vi)
During the three and six months period ended July 31, 2009, a corporation associated with a director and officer of the Company was paid transfer agent fees of $1,393 and $4,039 respectively (three and six months ended July 31, 2008 - $4,271 and $5,675).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12. General and Administrative

Three Months Three Months Six Months Six Months Ended Ended Ended Ended July 31, July 31, July 31, July 31, 2009 2008 2009 2008
Advertising and promotion Corporate developmentInsurance Office and generalProfessional fees TravelCapital tax, interest and penalties	$ 8,163 $ 12,000 $ 15,627 $ 28,000 2,489 49,330 9,545 63,997 8,267 10,921 15,040 21,892 21,648 142,314 32,519 255,551 39,006 37,084 53,663 64,412 -(9) -3,867 24,754 -24,754 -$ 104,327 $ 251,640 $ 151,148 $ 437,719

Royal Standard Minerals Inc.

(An Exploration Stage Company) (Expressed in United States Dollars)

Notes to Interim Consolidated Financial Statements Three and Six Months Ended July 31, 2009 (Unaudited)

13. Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company’s assets are located in the United States except for cash and cash equivalents totaling $915,941 (January 31, 2009 - $1,673,912) held in Canadian banks. For the three and six months ended July 31, 2009, the Company’s operations in Canada consist of general and administrative expenses, totaling $81,964 and $103,151 respectively (three and six months ended July 31, 2008 - $112,500 and $149,518) necessary to maintain the Company’s public company status.

14. Subsequent Events

On August 30, 2009 the Company entered into a purchase and sale agreement whereby 100% of the Railroad project was sold. Under the terms of the agreement the Company received from an unrelated private company net after payout of the option to acquire 100% of the option to purchase the project $1.2 million, retained a 1% NSR royalty and received 500,000 common shares of the private company.

On September 11, 2009 the Company obtained an extension of the Option and Joint Venture agreement it has with Sharpe. The extension allows the Company to incur expenditures of $2,000,000 under the agreement up to December 9, 2011. As consideration for this extension the Company cancelled the promissory note received from Sharpe and received a new promissory note in the amount of $133,134 at 0% interest payable in three equal installments on September 9, 2011, 2012 and 2013.